Anbio Biotechnology

Friedrich-Ebert-Anlage 49, 60308,

Frankfurt am Main, Germany

July 1, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Jessica Dickerson

Re: Anbio Biotechnology

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted June 10, 2024

CIK No. 0001982708

Dear Ms. Dickerson,

This letter is in response to your letter on June 21, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Anbio Biotechnology (the “Company”) filed with the U.S. Securities and Exchange Commission on June 10, 2024. On the date hereof, the Company has submitted an Amendment No. 3 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted June 10, 2024

Our Strategies

Expand Market Share in the Diagnostic and Biotechnology Sectors, page 48

1.	We note your revised disclosure that, for the fiscal year ended December 31, 2023, you recognized 40% of your total revenue from non-COVID-19 related products. Please further revise your disclosure to clarify the main categories of non-COVID-19 related products that contributed to your revenue. Refer to Item 4.a of Form F-1 and Item 4.B.1 of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 48 of the Form DRS/A to clarify that majority of our non-COVID-19 related IVD products revenue was generated from ChLIA and FIA sales for the fiscal year ended December 31, 2023.

Our Products, page 50

2.	We note your response to prior comment 13, including your disclosure that you have commenced sales of your non-COVID products and your disclosure that "[t]he IVDR approval process would have no bearing with respect to the sales of [y]our non-COVID products." However, we also note your disclosure on page 52 that you "are currently preparing the documentation for the IVDR registration of [y]our non-COVID-19 IVD products" and that you "anticipate IVDR approval by December 31, 2026." Please further revise your disclosure to clarify the purpose and significance of the IVDR registration on your non-COVID products if the approval process has no bearing with respect to the sales of such products.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 2, 16, 36, and 46 of the Form DRS/A to clarify that since the IVDR provides a transitional provision, the IVDR approval process presently does not impact the sales of our non-COVID products. To ensure compliance with the evolving IVDR requirements set by regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business in EU. As regulatory requirements are subject to change, we are dedicated to proactively monitoring the regulatory environment in these strategically selected EU countries to maintain compliance and facilitate the successful marketing of our products.

Executive Compensation

Compensation of Directors, page 76

3.	We note your response to prior comment 21. Please also update your director compensation disclosures for the fiscal year ended December 31, 2023. Refer to Item 4.a of Form F-1 and Item 6.B. of part I of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 76 of the Form DRS/A to clarify that we have not paid any compensation to our director for the fiscal year ended December 31, 2023.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yiy@orllp.legal.

Sincerely,

/s/ Michael Lau
Michael Lau
Chief Executive Officer